UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    FORM 12B-25 NOTIFICATION OF LATE FILING

                                  (Check One):
         [ X ] Form 10-K or Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q or Form 10-QSB [ ] Form N-SAR

         For Period Ended:                  December 31, 1997


         [ ] Transition Report on Form 10-K or Form 10-KSB
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q or Form 10-QSB
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I-REGISTRANT INFORMATION

  STRATEGIC SOLUTIONS GROUP, INC. (FORMERLY:  PACIFIC ANIMATED IMAGING CORP.)
             (Exact name of registrant as specified in its charter)

  Delaware                        1-12536                      11-2964894
(State or other                 (Commission                   (IRS Employer
jurisdiction of                  File Number)                Identification No.)
incorporation)


326 First Street, Suite 100, Annapolis, Maryland                         21403
(Address of principal executive offices)                              (Zip code)

PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         [X] (a) The reasons described in reasonable detail in Part III of the form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by the Rule 12b-25(c) has been attached if applicable.


PART III-NARRATIVE

STATE BELOW IN REASONABLE DETAIL THE REASONS WHY THE FORM 10-K AND FORM 10-KSB, 20-F, 11-K, 10-Q AND FORM 10-QSB, N-SAR OR THE TRANSITION REPORT OR PORTION THEREOF COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD.

The Company is working on several items which have caused its limited accounting resources to be unable to complete all required information in time for the 3/31/98 filing of its Form 10K-SB. Specifically, the items include the proposed merger of the Company's subsidiary, U.S. Technologies, Inc. and a proposed private placement of the merged U.S. Technologies' securities for which the Company's accounting personnel have been devoting a substantial amount of time.


PART IV-OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to notification.

                  Suzanne C. Brown           410                  263-7761
                       (Name)             (Area Code)         (Telephone Number)


           (2) Have all other periodic reports required under Seciton 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s). [X] Yes [ ] No

           (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [ ] Yes [X] No

           If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



Strategic Solutions Group, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 30, 1998               By:  /s/ Suzanne C. Brown
       --------------                   ---------------------